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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 19 DATED FEBRUARY 20, 2013
TO THE PROSPECTUS DATED APRIL 16, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012 and Supplement No. 18 dated February 11, 2013. The purpose of this Supplement No. 19 is to disclose:

  •
  the status of our initial public offering; and

  •
  the completion of initial closing of private equity fund joint venture.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

        As of February 15, 2013, we raised total gross proceeds of $683.5 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

        As of February 15, 2013, we received and accepted subscriptions in our offering for an aggregate of 65.8 million shares, or $655.4 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of February 15, 2013, 44.7 million shares remained available for sale under our offering. Our primary offering will terminate on or before July 19, 2013.

Completion of Initial Closing of Private Equity Fund Joint Venture

        On February 15, 2013, we completed the initial closing, or the initial closing, of our joint venture owning interests in private equity real estate funds, or the PE Fund JV. Pursuant to the terms of the agreement, the full purchase price for the transaction was funded at the initial closing, exclusive of future capital commitments underlying the fund interests in the PE Fund JV. Consequently, we funded $121 million and our sponsor, and together with us, the NorthStar Entities, funded $289 million (inclusive of the $40 million deposit). In connection with the initial closing, the current owner of the fund interests, or the Class B Partner, contributed its interests in 18 of the approximately 50 funds subject to the transaction in exchange for all of the Class B partnership interests in the PE Fund JV. The funds that were contributed at the initial closing had an aggregate reported net asset value of $304 million at June 30, 2012 and the total net asset value of all funds expected to be contributed in the transaction had an aggregate reported net asset value of $804 million at June 30, 2012. The amounts funded and total net asset value associated with the initial closing of the PE Fund JV differ from those previously reported due to additional fund interests anticipated to be acquired.

        Shortly following the initial closing, the NorthStar Entities and the Class B Partner will "true up:" (i) any distributions received by the Class B Partner; and (ii) any contributions made by the Class B Partner, from the contributed funds since June 30, 2012, with the NorthStar Entities receiving any such distributions, and the NorthStar Entities reimbursing the Class B Partner for any such contributions, in each case in accordance with the terms of the agreement governing the PE Fund JV. One of our sponsor's subsidiaries is the general partner of the partnerships which hold the interests that were contributed at the initial closing. We anticipate closing most of the remaining funds in the first quarter. In connection with additional closings, either one of our sponsor's subsidiaries or an affiliate of the Class B Partner may be the general partner of the partnerships that will hold the additional funds. The closing of each of the remaining funds is subject to customary closing conditions, including third party consents.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-157688
NORTHSTAR REAL ESTATE INCOME TRUST, INC. SUPPLEMENT NO. 19 DATED FEBRUARY 20, 2013 TO THE PROSPECTUS DATED APRIL 16, 2012
Status of Our Initial Public Offering
Completion of Initial Closing of Private Equity Fund Joint Venture